FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May 12, 2009

GETTY COPPER INC.

(Translation of registrant's name into English)

1000 Austin Avenue, Coquitlam, BC V3K 3P1

(Address of principal executive offices)

Attachments:

1.

Notice of Annual General Meeting and Information Circular

2.

Proxy

3.

NI Card

3.

Audited financial statements for the Year Ending December 31, 2008

4.

Management Discussion & Analysis for the Year Ending December 31, 2008

5.

CEO Certification

6.

CFO Certification

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

GETTY COPPER INC.
(Registrant)

Date: May 12, 2009	By: /s/ “Corby Anderson”
Name

Its: President, COO
(Title)

GETTY COPPER INC.

1000 Austin Avenue

Coquitlam, British Columbia  V3K 3P1

Telephone:  (604) 931-3231

Facsimile:  (604) 931-2814

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual meeting (the “Meeting”) of shareholders of GETTY COPPER INC. (the “Corporation”) will be held at 1500 – 1040 West Georgia Street, Vancouver, British Columbia, Canada, on June 10, 2009, at 10:00 a.m., Vancouver time, for the following purposes:

1.

To receive the report of the directors of the Corporation.

2.

To receive and consider the audited financial statements of the Corporation for the financial year ended December 31, 2008, together with the auditors’ report thereon.

3.

To elect directors of the Corporation for the ensuing year.

4.

To appoint auditors of the Corporation for the ensuing year.

5.

To authorize the directors to fix the auditors’ remuneration for the ensuing year.

6.

To act on such other matters, including amendments to any of the foregoing, as may properly come before the Meeting or any adjournment thereof.

An Information Circular and a copy of the audited financial statements of the Corporation for its financial year ended December 31, 2008, together with the auditors’ report thereon and the corresponding management discussion and analysis, accompany this Notice of Meeting.  The Information Circular contains details of matters to be considered at the Meeting.

The board of directors of the Corporation has fixed April 27, 2009 as the record date for determining the shareholders who are entitled to vote at the Meeting.  Only holders of common shares of the Corporation at the close of business on April 27, 2009 will be entitled to receive notice of and to vote at the Meeting.

Shareholders are requested to date, sign and return the accompanying form of proxy for use at the Meeting if they are not able to attend the Meeting personally.  To be effective, forms of proxy must be received by the Corporation’s registrar and transfer agent, Computershare Investor Services Inc., no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting (namely, by 10:00 a.m., Vancouver time, on June 8, 2009) or any adjournment thereof at which the proxy is to be used.  Proxies delivered by regular mail should be addressed to Computershare Investor Services Inc. of Canada, Attention: Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1.  Proxies delivered by facsimile should be sent to Computershare Investor Services Inc., Attention: Proxy Department, at toll free 1-866-249-7775 in North America and 416-263-9524 internationally.

DATED at Vancouver, British Columbia, this 8th day of May, 2009.

BY ORDER OF THE BOARD OF DIRECTORS

(signed)

Dr. Corby G. Anderson

President and a Director

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GETTY COPPER INC.

1000 Austin Avenue

Coquitlam, British Columbia  V3K 3P1

Telephone:  (604) 931-3231

Facsimile:  (604) 931-2814

INFORMATION CIRCULAR

as at May 1, 2009 (unless otherwise indicated)

This Information Circular is furnished in connection with the solicitation of proxies by the management of GETTY COPPER INC. (the “Corporation”) for use at the annual meeting (the “Meeting”) of its shareholders to be held on June 10, 2009 at the time and place and for the purposes set forth in the accompanying Notice of Meeting.

SOLICITATION OF PROXIES

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Corporation.  All costs of this solicitation will be borne by the Corporation.  These officers and employees will receive no compensation other than their regular salaries but will be reimbursed for their reasonable expenses, which it is expected will not exceed $1,000 in the aggregate.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are Corby G. Anderson, President and a director of the Corporation, John B. Lepinski, Managing Director and a director of the Corporation, Donald R. Willoughby, Chief Financial Officer and a director of the Corporation, and Edward Leung, a director of the Corporation.  A shareholder eligible to vote at the Meeting has the right to appoint a person, who need not be a shareholder, to attend and act for the shareholder and on the shareholder’s behalf at the Meeting other than either of the persons designated in the accompanying form of proxy, and may do so either by inserting the name of that other person in the blank space provided in the accompanying form of proxy or by completing another suitable form of proxy.

Shareholders are requested to date, sign and return the accompanying form of proxy for use at the Meeting if they are not able to attend the Meeting personally.  To be effective, forms of proxy must be received by the Corporation’s registrar and transfer agent, Computershare Investor Services Inc., no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting (namely, by 10:00 a.m., Vancouver time, on June 8, 2009) or any adjournment thereof at which the proxy is to be used.  Proxies delivered by regular mail should be addressed to Computershare Investor Services Inc., Attention: Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1.  Proxies delivered by facsimile should be sent to Computershare Investor Services Inc., Attention: Proxy Department, at toll free 1-866-249-7775 in North America and 416-263-9524 internationally.

A shareholder who has given a proxy may revoke it by an instrument in writing duly executed and delivered either to Computershare Investor Services Inc. or to the registered office of the Corporation at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or of any reconvening thereof, or in any other manner provided by law.  A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

NON-REGISTERED HOLDERS

These securityholder materials are being sent to both registered and non-registered owners of common shares of the Corporation (the “Common Shares”).  If you are a non-registered owner, and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of Common Shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding Common Shares on your behalf.

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Corporation are “non-registered” shareholders because the Common Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Common Shares.  More particularly, a person is not a registered shareholder in respect of Common Shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and directors or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant.  In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, Information Circular and form of proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders.  Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either receive a voting instruction form or, less frequently, a form of proxy.  Non-Registered Holders should follow the procedures set out below, depending on which type of form they receive.

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(a)

Voting Instruction Form.  In most cases, a Non-Registered Holder will receive, as part of the Meeting Materials, a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow.  Typically, the proxy authorization form will consist of a one page pre-printed form.  Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information.  In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

(b)

Form of Proxy.  Less frequently, a Non-Registered Holder will receive, as part of the Meeting Materials, a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy.  In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with Computershare Investor Services Inc. as provided above.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Common Shares which they beneficially own.  Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the management proxy nominees named in the form and insert the Non-Registered Holder’s name in the blank space provided.  In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

EXERCISE OF DISCRETION

On a poll the nominees named in the accompanying form of proxy will vote or withhold from voting the Common Shares represented thereby in accordance with the instructions of the shareholder on any ballot that may be called for.  The proxy will confer discretionary authority on the nominees named therein with respect to:

(a)

each matter or group of matters identified therein for which a choice is not specified; and

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(b)

any other matter, including amendments to any of the foregoing, as may properly come before the Meeting or any adjournment thereof.

In respect of a matter for which a choice is not specified in the proxy, or unless otherwise provided for in the proxy, the nominees named in the accompanying form of proxy will vote Common Shares represented by the proxy for the approval of such matter.

As of the date of this Information Circular, management of the Corporation knows of no amendment, variation or other matter that may come before the Meeting, but if any amendment, variation or other matter properly comes before the Meeting each nominee intends to vote thereon in accordance with the nominee’s best judgment.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The authorized share capital of the Corporation consists of an unlimited number of Common Shares.  As of May 1, 2009, the Corporation had outstanding 80,892,537 Common Shares, each carrying the right to one vote.

Only shareholders of record at the close of business on April 27, 2009, who either attend the Meeting personally or complete and deliver a form of proxy in the manner and subject to the provisions described above, will be entitled to vote or to have their Common Shares voted at the Meeting.

To the knowledge of the directors and executive officers of the Corporation, as of May 1, 2009, the following persons or entities beneficially owned, controlled or directed, directly or indirectly, Common Shares carrying 10% or more of the voting rights:

Name	Number of Common Shares	Percentage of Issued Capital
John B. Lepinski	19,924,877	24.6%
Ralph Berezan	15,533,410	19.2%

ELECTION OF DIRECTORS

The size of the board of directors is currently determined at seven.  At the Meeting, Shareholders will be asked to elect seven directors to succeed the present directors whose term of office will expire at the conclusion of the Meeting.  Each director elected will hold office until the conclusion of the next annual meeting of the Corporation at which a director is elected, unless the director’s office is earlier vacated in accordance with the By-Laws of the Corporation or the provisions of the Canada Business Corporations Act.

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The following table sets out the names of management’s nominees for election as directors, each nominee’s municipality, province and country of residence, all offices in the Corporation each nominee now holds, the date of initial appointment of each nominee as a director of the Corporation, the number of Common Shares beneficially owned by each nominee, directly or indirectly, or over which control or direction is exercised by such nominee, as at May 1, 2009, and each nominee’s principal occupation or employment.

Name, Residence and Office Held with the Corporation	Date of Appointment as a Director	Shares Beneficially Owned or Controlled(1)	Principal Occupation or Employment
Dr. Corby G. Anderson, QP CEng FIChemE(3) Butte Montana, USA President and a Director	June 12, 2006	60,000	President of the Corporation; Principal Process Engineer, Center for Advance Mineral & Metallurgical Processing
John B. Lepinski(3) Port Coquitlam, British Columbia, Canada Managing Director	June 30, 1992	19,924,877	Managing Director of the Corporation; businessman: owner of several private businesses
Edward Leung, CGA(2) Vancouver, British Columbia, Canada Director	January 26, 2005	Nil	Certified General Accountant; Controller, Quality Management Ltd. (property management and development company)
Dennis W. Milburn, CA Langley British Columbia, Canada Director	May 16, 2008	Nil	President, Cosigo Resources Inc. (gold exploration company), President, Rio Verde Enterprises Inc. (emerald exploration and marketing company)
Charles M. Mitchell(2) Calgary, Alberta, Canada Director	November 26, 2004	Nil	Lawyer; Corporate Counsel, Roger Oil & Gas Inc.
Robert H. Peterson(2)(3) Boise Idaho, USA Director	August 16, 2007	10,000	Consultant in the mining sector
Donald R. Willoughby, FCA(3) Vancouver, British Columbia, Canada Chief Financial Officer and a Director	June 30, 1992	395,000	Chartered Accountant; associate, Cinnamon Jang Willoughby & Co., Chartered Accountants

(1)

The information as to principal occupation, business or employment and Common Shares beneficially owned or controlled is not within the knowledge of the management of the Corporation and has been furnished by the respective nominees.  The number of Common Shares beneficially owned or controlled does not include options to purchase Common Shares held by directors.

(2)

Member of the audit committee.

(3)

Member of the executive committee.

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APPOINTMENT AND REMUNERATION OF AUDITORS

DeVisser Gray, Chartered Accountants, of Vancouver, British Columbia, will be nominated at the Meeting for reappointment as the auditors of the Corporation at a remuneration to be fixed by the directors of the Corporation.  DeVisser Gray were first appointed as auditors of the Corporation by the directors on February 28, 2005.  Davidson & Company, Chartered Accountants, previously served as the auditors of the Corporation between March 29, 2004 and December 10, 2004.

CORPORATE GOVERNANCE

Effective June 20, 2005, the Canadian Securities Administrators adopted National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) and National Instrument 58-201 Corporate Governance Guidelines (“NI 58-201”).  NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted.  NI 58-201 provides guidance on corporate governance practices.  A full description of each of the corporate governance practices of the Corporation with respect to NI 58-101 is set out in Schedule A to this Information Circular.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITORS

The Corporation is subject to National Instrument 52-110 Audit Committees (“NI 52-110”), which has been adopted by the Canadian Securities Administrators and which prescribes certain requirements in relation to audit committees.  NI 52-110 requires the Corporation, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditors, which is set forth below.

The Audit Committee’s Charter

The Corporation’s audit committee is governed by an audit committee charter, the text of which is set out in Schedule B of this Information Circular.

Composition of the Audit Committee

The Corporation’s audit committee is comprised of three directors, Edward Leung (Chair), Charles M. Mitchell and Robert H. Peterson.  All three members are considered to be independent members of the audit committee pursuant to the meaning of “independent” provided in NI 52-110.  All three members are considered financially literate as provided for in NI 52-110.

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Relevant Education and Experience

This section describes the education and experience of the Corporation’s audit committee members that is relevant to the performance of their responsibilities in that role, which includes:

(a)

an understanding of the accounting principles used by the Corporation to prepare its financial statements;

(b)

the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;

(c)

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements, or experience actively supervising one or more individuals engaged in such activities; and

(d)

an understanding of internal controls and procedures for financial reporting.

Edward Leung, CGA, BBA

Mr. Leung is a certified general accountant and has over 25 years experience in the accounting and finance sector.  Mr. Leung has a Bachelor of Business Administration degree.

Charles M. Mitchell, LLB, BA

Mr. Mitchell has Bachelor of Law and Bachelor of Arts degrees and is a lawyer for Rogers Oil & Gas Inc.

Robert H. Peterson, BS Electrical Engineering

Mr. Peterson has a Bachelor of Science degree in Electrical Engineering.  He has also completed the Management Program for Executives and has received an Alfred P. Sloan Fellowship Award in M.S. Management.  Mr. Peterson has over 40 years of experience in the mining sector.

Audit Committee Oversight

Since the commencement of the Corporation’s most recently completed financial year ended December 31, 2008, the Corporation’s board of directors has not failed to adopt a recommendation of the audit committee to nominate or compensate an external auditor.

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Reliance on Certain Exemptions

Since the commencement of the Corporation’s most recently completed financial year ended December 31, 2008, the Corporation has not relied on the exemptions contained in Section 2.4 “De Minimis Non-Audit Services” or Section 8 “Exemptions” of NI 52-110.  Section 2.4 provides an exemption from the requirement that the audit committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided.  Section 8 permits a company to apply to a securities regulator authority for an exemption from the requirements of NI 52-110, in whole or in part.

Pre-Approval Policies and Procedures

The audit committee is authorized by the board of directors to review the performance of the Corporation’s external auditors and approve, in advance, provision of services other than auditing and to consider the independence of the external auditors, including a review of the range of services provided in the context of all consulting services bought by the Corporation.

External Auditor Service Fees

The following table sets forth the fees billed by the Corporation’s external auditor DeVisser Gray, Chartered Accountants, for services rendered for the 2008 and 2007 financial years.

	2008	2007
Audit Fees	$17,000	$17,500
Audit-Related Fees	Nil	Nil
Tax Fees	Nil	Nil
All Other Fees	Nil	Nil

Exemptions

The Corporation is relying on the exemption provided by Section 6.1 of NI 52-110 which provides that the Corporation, as a venture issuer, is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of NI 52-110.

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EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Compensation Discussion and Analysis

The purpose of this Compensation Discussion and Analysis is to provide information about the Corporation’s executive compensation objectives and processes and to discuss compensation decisions relating to its named executive officers (“Named Executive Officers”) listed in the Summary Compensation Table that follows.  During its financial year ended December 31, 2008, the following individuals were Named Executive Officers (as defined in applicable securities legislation) of the Corporation, namely Corby G. Anderson, President and a director, and Donald R. Willoughby, Chief Financial Officer and a director.

The Corporation is a development stage company engaged in the acquisition and exploration of natural resource properties.  The Corporation has, as of yet, no significant revenues from operations and often operates with limited financial resources to ensure that funds are available to complete scheduled programs. As a result, the board of directors has to consider not only the financial situation of the Corporation at the time of the determination of executive compensation, but also the estimated financial situation of the Corporation in the mid and long term. An important element of executive compensation is that of stock options, which do not require cash disbursement by the Corporation.

Compensation Objectives and Principles

The primary goal of the Corporation’s executive compensation program is to attract and retain the key executives necessary for the Corporation’s long term success and to motivate and encourage executives to further the development of the Corporation and its operations.  Executive compensation consists of incentive stock options.

Compensation Process

The Corporation relies solely on its board of directors in determining the compensation of its executive officers.  The board of directors is responsible for determining compensation in the form of stock options to be granted to the Named Executive Officers, as well as to its directors.

Option-Based Awards

The Corporation’s stock option plan (the “Stock Option Plan”) has been established to provide incentives to qualified parties to increase their propriety interest in the Corporation and thereby encourage their continuing association with the Corporation.  Pursuant to the Corporation’s Stock Option Plan, the board of directors of the Corporation, at its discretion, determines all grants of stock options to Named Executive Officers.  Such grants are considered incentives intended to align the Named Executive Officers’ and shareholders’ interests in the long term.  The Corporation emphasizes stock options in executive compensation as they allow the Named Executive Officers to share in corporate results in a manner that is relatively cost-effective despite the effects of treating stock options as a compensation expense.  The grant of stock options is not influenced by the number of options outstanding or in-the-money value of outstanding options.

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Summary Compensation Table

The following table sets forth information concerning the annual and long term compensation for services rendered to the Corporation for the financial period of the Corporation ended December 31, 2008 in respect of the individuals who were (or who acted in a similar capacity as) as at December 31, 2008 or at any time during the financial year, the Chief Executive Officer and the Chief Financial Officer.  There were no other executive officers or consultants of the Corporation, or any of its subsidiaries, whose total compensation during such period exceeded $150,000.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Share- based awards ($)	Option- based awards(1) ($)	Non-equity incentive plan compensation		Pension value ($)	All other compensation ($)	Total compensation ($)
						Annual incentive plans	Long- term incentive plans
Corby G. Anderson President and a Director	2008	Nil	Nil	N/A	10,920	N/A	N/A	N/A	32,381(2)	43,301
Donald R. Willoughby Chief Financial Officer and Director	2008	Nil	Nil	N/A	12,285	N/A	N/A	N/A	17,976(3)	30,261

(1)

This is the grant date fair value of options to purchase Common Shares granted during the financial year ended December 31, 2008.  The value of the options as of December 31, 2008 was $nil.

(2)

This amount represents the $2,500 US per month paid to Corby G. Anderson for technical services.

(3)

This amount represents fees for accounting services billed by Cinnamon Jang Willoughby, an accounting firm Donald R. Willoughby is affiliated with.

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Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested ($)	Market or payout value of share-based awards that have not vested
Corby G. Anderson	1,000,000 200,000	0.25 0.20	July 20, 2010 May 16, 2013	Nil Nil	N/A N/A	N/A N/A
Donald R. Willoughby	225,000	0.20	May 16, 2013	Nil	N/A	N/A

(1)

The value of unexercised “in-the-money options” at the financial year end is the difference between the option exercise price and the market value of the underlying Common Shares on the TSX Venture Exchange on December 31, 2008.

Incentive Plan Awards — Value Vested or Earned During the Year

Name	Option-based awards — Value vested during the year ($)	Share-based awards — Value vested during the year ($)	Non-equity incentive plan compensation — Value earned during the year ($)
Corby G. Anderson	Nil	N/A	N/A
Donald R. Willoughby	Nil	N/A	N/A

Pension Plan Benefits

The Corporation does not have a defined benefit plan, defined contribution plan or deferred compensation plan.

Termination and Change of Control Benefits

The Corporation and its subsidiaries are not party to any contracts, and have not entered into any plans or arrangements which require compensation to be paid to any of their directors, officers or employees in the event of:

(a)

resignation, retirement or any other termination of employment with the Corporation or one of its subsidiaries;

(b)

a change of control of the Corporation or one of its subsidiaries; or

(c)

a change in the director, officer or employee’s responsibilities following a change of control.

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Director Compensation

During the most recently completed financial year ended December 31, 2008, the directors of the Corporation did not receive fees for attendance at board meetings or other cash compensation for acting in their capacity as directors.  Directors are eligible to receive incentive stock options to purchase Common Shares of the Corporation pursuant to the Stock Option Plan.

During the financial year ended December 31, 2008, the directors received the following compensation:

Name	Fees earned ($)	Share-based awards ($)	Option- based awards(2) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
John B. Lepinski	Nil	N/A	19,110	N/A	N/A	36,000(3)	55,110
Edward Leung	Nil	N/A	10,920	N/A	N/A	Nil	10,920
Dennis W. Milburn	Nil	N/A	10,920	N/A	N/A	Nil	10,920
Charles M. Mitchell	Nil	N/A	10,920	N/A	N/A	Nil	10,920
Robert H. Peterson	Nil	N/A	Nil	N/A	N/A	Nil	Nil

(1)

The relevant disclosure for Corby G. Anderson and Donald R. Willoughby has been provided in the Summary Compensation Table above.

(2)

This is the grant date fair value of options to purchase Common Shares granted during the financial year ended December 31, 2008.  The value of the options as of December 31, 2008 was $nil.

(3)

This amount represents the $2,500 per month billed by Freeway Properties Inc., a company controlled by John B. Lepinski, for management fees and $500 per month billed by Deborah Resources Ltd., a company controlled by John B. Lepinski, for office rental.

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Director Outstanding Share-Based Awards and Option-Based Awards

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested ($)	Market or payout value of share-based awards that have not vested
John B. Lepinski	350,000	0.20	May 16, 2013	Nil	N/A	N/A
Edward Leung	200,000	0.20	May 16, 2013	Nil	N/A	N/A
Dennis W. Milburn	200,000	0.20	May 16, 2013	Nil	N/A	N/A
Charles M. Mitchell	200,000	0.20	May 16, 2013	Nil	N/A	N/A
Robert H. Peterson	200,000	0.25	August 15, 2010	Nil	N/A	N/A

(1)

The value of unexercised “in-the-money options” at the financial year end is the difference between the option exercise price and the market value of the underlying Common Shares on the TSX Venture Exchange on December 31, 2008.

Director Incentive Plan Awards — Value Vested or Earned During the Year

Name	Option-based awards — Value vested during the year ($)	Share-based awards — Value vested during the year ($)	Non-equity incentive plan compensation — Value earned during the year ($)
John B. Lepinski	Nil	N/A	N/A
Edward Leung	Nil	N/A	N/A
Dennis W. Milburn	Nil	N/A	N/A
Charles M. Mitchell	Nil	N/A	N/A
Robert H. Peterson	Nil	N/A	N/A

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SECURITIES AUTHORIZED FOR ISSUANCE

UNDER EQUITY COMPENSATION PLANS

The following table sets forth details of the Stock Option Plan, as of December 31, 2008.  The Corporation has no other equity compensation plans.

Table of Equity Compensation Plan Information as of December 31, 2008

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under the Equity Compensation Plans
Equity Compensation Plans Approved by Securityholders	2,675,000	$0.22	3,550,000 Common Shares
Equity Compensation Plans Not Approved By Securityholders	N/A	N/A	N/A
Total	2,675,000	$0.22	3,550,000 Common Shares

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors, executive officers and employees and former directors, executive officers, and employees is, as of May 1, 2009, indebted to either the Corporation or any of its subsidiaries nor are any of these individuals indebted to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

During the financial year ended December 31, 2008, no director or executive officer of the Corporation, no proposed nominee for election as a director of the Corporation, nor any associate or affiliate of any of the foregoing, has at any time since the beginning of the Corporation’s last completed financial year been indebted to the Corporation or any of its subsidiaries nor have any of these individuals been indebted to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

On April 18, 2009, John Lepinski, the Managing Director and a director of the Corporation, and his personal holding company Robak Industries Ltd. were indemnified by the Corporation for $650,000 of their legal costs incurred in connection with the 2004-2008 Getty South litigation. This litigation was in connection with a 2002 mineral property interest sale agreement and the actions of certain former directors of the Company in impugning the agreement, as more particularly described in the Corporation’s audited comparative financial statements for the year ended December 31, 2008.

14

To the knowledge of management of the Corporation, except as described herein, no director or executive officer of the Corporation, no person who beneficially owns, directly or indirectly, Common Shares carrying 10% or more of the voting rights attached to all outstanding Common Shares of the Corporation (each of the foregoing being an “Informed Person”), no director or executive officer of an entity that is itself an Informed Person or a subsidiary of the Corporation, no proposed nominee for election as a director of the Corporation and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, in any transaction since the beginning of the Corporation’s last completed financial year or in any proposed transaction which, in either case, has materially affected or would materially affect the Corporation or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

To the knowledge of management of the Corporation, other than as described herein, no director or executive officer of the Corporation at any time since the beginning of the last completed financial year of the Corporation, no proposed nominee for election as a director of the Corporation and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

MANAGEMENT CONTRACTS

The management functions of the Corporation and its subsidiaries are not performed to any substantial degree by any person or company other than the directors and executive officers of the Corporation or its subsidiaries with the exception of a management agreement dated July 1, 1995 (the “Management Agreement”) with Freeway Properties Inc., of 1000 Austin Avenue, Coquitlam, British Columbia, which is a company controlled by John B. Lepinski, the Managing Director and a director of the Corporation.  Pursuant to the Management Agreement, Freeway Properties Inc. receives $2,500 per month for providing management services to the Corporation.  Other than as described under the heading “Interest of Informed Persons in Material Transactions” and certain mineral interests described in the Corporation’s audited comparative financial statements for the year ended December 31, 2008, neither Freeway Properties Inc., Mr. Lepinski nor his associates or affiliates has been indebted to the Corporation or to any of its subsidiaries or been involved in any transaction or arrangement with the Corporation or any of its subsidiaries at any time since the commencement of this agreement.

ADDITIONAL INFORMATION

Additional information relating to the Corporation can be found on SEDAR at www.sedar.com.  Financial information regarding the Corporation is provided in the Corporation’s audited comparative financial statements for the financial year ended December 31, 2008 and the auditors’ report thereon together with the corresponding management discussion and analysis.  Copies of the audited comparative financial statements, as well as additional copies of this Information Circular, may be obtained upon request from the Corporation at 1000 Austin Avenue, Coquitlam, British Columbia, V3K 3P1.

15

APPROVAL OF DIRECTORS

The contents and the sending of the accompanying Notice of Meeting and this Information Circular have been approved by the board of directors of the Corporation.

DATED at Vancouver, British Columbia, this 8th day of May, 2009.

BY ORDER OF THE BOARD OF DIRECTORS

(signed)

Dr. Corby G. Anderson

President and a Director

16

SCHEDULE A

GETTY COPPER INC.

CORPORATE GOVERNANCE COMPLIANCE TABLE

The following table sets out the corporate governance practices of the Corporation with respect to NI 58-101.  The Corporation constantly monitors evolving best practices for corporate governance.

	GOVERNANCE DISCLOSURE GUIDELINE UNDER NI 58-101	COMMENTS
1.	Board of Directors (a) Disclose the identity of the directors who are independent.

The Board is currently comprised of seven directors, four of the directors are independent and three are not independent.  The Board considers that Edward Leung, Dennis W. Milburn, Charles M. Mitchell and Robert H. Peterson are independent directors.

(b) Disclose the identity of the directors who are not independent, and describe the basis for that determination.

The Board considers that Corby G. Anderson, John B. Lepinski and Donald R. Willoughby are not independent directors. Corby G. Anderson is not an independent director because of his position as President of the Corporation.  John B. Lepinski is not an independent director because of his position as Managing Director of the Corporation.  Donald R. Willoughby is not an independent director because of his position as Chief Financial Officer of the Corporation.

The Board is responsible for determining whether or not each director is an independent director.  To do this, the Board analyzes all the relationships of the directors with the Corporation and its subsidiaries.  Those directors who do not meet the meaning of independence as provided in NI 58-101 were deemed to not be independent directors.

2.

Directorship

If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identity both the director and the other issuer.

The following directors currently serve on the Board of other reporting issuer(s) (or equivalent): Corby G. Anderson: Golden Phoenix Minerals Inc.

A-1

3.

Orientation and Continuing Education

Describe what steps, if any, the Board takes to orient new board members and describe what measures, if any, the Board takes to provide continuing education for directors.

The Board briefs all new directors on the policies of the Board and other relevant corporate and business information.

The orientation for new directors includes visits to the Corporation’s facilities, familiarization with the Corporation’s properties and potential, meetings with the operating management, an outline of the Corporation’s history and other relevant data and guidance concerning trading in the Corporation’s securities.  The Board ensures that continuing education is provided to directors by way of written materials and courses.

4.	Ethical Business Conduct Describe what steps, if any, the Board takes to encourage and promote a culture of ethical business conduct.

The Board has adopted a code of ethical business conduct.  This code applies to all directors, officers and employees of the Corporation.  A copy of the code may be obtained upon request from Brian Abraham, Corporate Counsel, at (604) 443-7134.

5.

Nomination of Directors

Describe what steps, if any, are taken to identify new candidates for Board nomination, including:

(a)

who identifies new candidates, and

(b)

the process of identifying new candidates.

The Board is responsible for identifying and proposing new individuals qualified to become new Board members.  New nominees must have a track record in general business management, special expertise in an area of strategic interest to the Corporation, the ability to devote the time required, show support for the Corporation’s mission and strategic objectives, and a willingness to serve.

6.	Compensation Describe what steps, if any are taken to determine compensation for the directors and CEO, including: (a) who determines compensation; and (b) the process of determining compensation.

The Board has determined that the directors and officers should be compensated in a form and amount which is appropriate for comparative organizations, having regard for such matters as time commitment, responsibility and trends in director and executive compensation.

For more information regarding compensation paid to directors and executives, see pages 9 through 13 of this Information Circular.

7.	Other Board Committees If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

In addition to the audit committee, the Board has an executive committee.  The members of the executive committee are Corby G. Anderson, John B. Lepinski, Robert H. Peterson and Donald R. Willoughby.  One member of this committee, Robert H. Peterson, is an independent director.  The executive committee is responsible for making day to day decisions in operating the Corporation.

8.	Assessments Disclose what steps, if any, that the Board takes to satisfy itself that the Board, its committees, and its individual directors are performing effectively.

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and committees.  The Board has not adopted formal procedures for assessing the effectiveness of the Board, its committees or individual directors.

A-2

SCHEDULE B

GETTY COPPER INC.

AUDIT COMMITTEE CHARTER

PURPOSE

The purpose of the Audit Committee is to assist the Board of Directors’ oversight of the Company’s accounting and financial reporting processes and the audits of the Company’s financial statements.

STRUCTURE AND MEMBERSHIP

Number.  The Audit Committee shall consist of at least three members of the Board of Directors.

Independence.  Except as otherwise permitted by the applicable TSX Venture Exchange Policies (“the Exchange Policies”), each member of the Audit Committee shall be independent as defined by the Exchange Policies. A member of the committee is independent if he or she has no direct or indirect relationship with the Company that could, in the view of the Company’s board of directors, reasonably interfere with the exercise of his or her independent judgment.

Financial Literacy.  Each member of the Audit Committee must be able to read and understand fundamental financial statements, including the Company’s balance sheet, income statement, and cash flow statement, at the time of his or her appointment to the Audit Committee.  In addition, at least one member must have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities.

Chair.  The Board of Directors shall elect the Chair of the Audit Committee.

Compensation.  The compensation of Audit Committee members shall be as determined by the Board of Directors. No member of the Audit Committee may receive, directly or indirectly, any consulting, advisory or other compensatory fee from the Company or any of its subsidiaries, other than fees paid in his or her capacity as a member of the Board of Directors or a committee of the Board.

Selection and Removal.  Members of the Audit Committee shall be appointed by the Board of Directors.    The Board of Directors may remove members of the Audit Committee from such committee, with or without cause.

AUTHORITY AND RESPONSIBILITIES

General The Audit Committee shall discharge its responsibilities, and shall assess the information provided by the Company’s management and the independent auditor, in accordance with its business judgment.  Management is responsible for the preparation, presentation, and integrity of the Company’s financial statements and for the appropriateness of the accounting principles and reporting policies that are used by the Company.  The independent auditors are responsible for auditing the Company’s financial statements and for reviewing the Company’s unaudited interim financial statements.  The authority and responsibilities set forth in this Charter do not reflect or create any duty or obligation of the Audit Committee to plan or conduct any audit, to determine or certify that the Company’s financial statements are complete, accurate, fairly presented, or in accordance with generally accepted accounting principles or applicable law, or to guarantee the independent auditor’s report.

OVERSIGHT OF INDEPENDENT AUDITORS

Selection.  The Audit Committee shall be solely and directly responsible for appointing, evaluating, retaining and, when necessary, terminating the engagement of the independent auditor. The Audit Committee may seek stockholder ratification of the independent auditor it appoints.

Independence.   The Audit Committee shall take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the independent auditor.  In connection with this responsibility, the Audit Committee shall obtain and review a formal written statement from the independent auditor describing all relationships between the auditor and the Company.  The Audit Committee shall meet privately at least once per year with the independent auditor and shall actively engage in dialogue with the auditor concerning any disclosed relationships or services that might impact the objectivity and independence of the auditor.

Compensation.  The Audit Committee shall have sole and direct responsibility for setting the compensation of the independent auditor.  The Audit Committee is empowered, without further action by the Board of Directors, to cause the Company to pay the compensation of the independent auditor established by the Audit Committee.

Preapproval of Services.  The Audit Committee shall preapprove all audit services to be provided to the Company, whether provided by the principal auditor or other firms, and all other services (review, attest and non-audit) to be provided to the Company by the independent auditor; provided, however, that de minimis non-audit services may instead be approved in accordance with applicable Exchange Policies.

Oversight.  The independent auditor shall report directly to the Audit Committee, and the Audit Committee shall have sole and direct responsibility for overseeing the work of the independent auditor, including resolution of disagreements between Company management and the independent auditor regarding financial reporting.  In connection with its oversight role, the Audit Committee shall, from time to time as appropriate, receive and consider the reports required to be made by the independent auditor regarding:

•

critical accounting policies and practices;

•

alternative treatments within generally accepted accounting principles for policies and practices related to material items that have been discussed with Company management, including ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor; and

•

other material written communications between the independent auditor and Company management.

AUDITED FINANCIAL STATEMENTS

Review and Discussion.  The Audit Committee shall review and discuss with the Company’s management and independent auditor the Company’s audited financial statements, including the notes to the financial statements.

Recommendation to Board Regarding Financial Statements.  The Audit Committee shall consider whether it will recommend to the Board of Directors that the Company’s audited financial statements be included in the Company’s Annual Report on Form 20-F.

Audit Committee Report.  The Audit Committee shall prepare an annual committee report for inclusion where necessary in the proxy statement of the Company relating to its annual meeting of security holders.

CONTROLS AND PROCEDURES

Oversight.  The Audit Committee shall coordinate the Board of Directors’ oversight of the Company’s internal control over financial reporting, disclosure controls and procedures and code of conduct.  The Audit Committee may request to receive and review the reports of the CEO and CFO required by the Exchange Policies.

Procedures for Complaints.  The Audit Committee shall establish procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Related-Party Transactions.  The Audit Committee shall review all related party transactions on an ongoing basis, and the Audit Committee must approve all such transactions.

Additional Powers.  The Audit Committee shall have such other duties as may be delegated from time to time by the Board of Directors.

PROCEDURES AND ADMINISTRATION

Meetings.  The Audit Committee shall meet as often as it deems necessary in order to perform its responsibilities. The Audit Committee may also act by unanimous written consent in lieu of a meeting. The Audit Committee shall periodically meet separately with: (i) the independent auditor; (ii) Company management and (iii) the Company’s internal auditors.  The Audit Committee shall keep such records of its meetings, as it shall deem appropriate.

Subcommittees.  The Audit Committee may form and delegate authority to one or more subcommittees (including a subcommittee consisting of a single member), as it deems appropriate from time to time under the circumstances.  Any decision of a subcommittee to pre-approve audit, review, attest or non-audit services shall be presented to the full Audit Committee at its next scheduled meeting.

Charter.  At least annually, the Audit Committee shall review and reassess the adequacy of this Charter and may recommend changes to the Board of Directors for approval.

Independent Advisors.  The Audit Committee is authorized, without further action by the Board of Directors, to engage such independent legal, accounting and other advisors as it deems necessary or appropriate to carry out its responsibilities; PROVIDED HOWEVER in the event that the committee foresees that the cost of such activity will exceed its annual budget, the committee will first obtain the approval of the Nominating and Governance Committee. Such independent advisors may be the regular advisors to the Company.  The Audit Committee is empowered, without further action by the Board of Directors, to cause the Company to pay the compensation of such advisors as established by the Audit Committee.

Investigations.  The Audit Committee shall have the authority to conduct or authorize investigations into any matters within the scope of its responsibilities as it shall deem appropriate, including the authority to request any officer, employee or advisor of the Company to meet with the Audit Committee or any advisors engaged by the Audit Committee.

Funding.  The Audit Committee is empowered, without further action by the Board of Directors, to cause the Company to pay the ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out it duties.

CONTINUOUS DISCLOSURE REQUIREMENTS

At this time, due to the Company’s size and limited financial resources, the Secretary of the Company is responsible for ensuring that the Company’s reporting requirements are met and in compliance with all regulatory requirements.

GETTY COPPER INC.
9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com

Security Class

Holder Account Number

-------
Fold

Form of Proxy - Annual Meeting to be held on May 20, 2009

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.	Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).
2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3.	This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5.	The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.
6.	The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7.	This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

-------Fold

Proxies submitted must be received by 5:00 p.m., EDT on Friday, May 15, 2009.

+			+

Appointment of Proxyholder
I/We, being holder(s) of Getty Copper Inc. (the "Corporation") hereby appoint: Corby G. Anderson, President and director, or failing him John B. Lepinski, Managing Director and a director, or failing him Donald R. Willoughby, CFO and a director, or failing him Edward Leung, a director,	OR	Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting..

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of shareholders of Getty Copper Inc. to be held at 1500 - 1040 West Georgia Street, Vancouver, British Columbia, Canada on June 10, 2009 at 10:00 a.m.,Vancouver Time, and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY  HIGHLIGHTED TEXT  OVER THE BOXES.

2. Election of Directors								------- Fold
	For	Withhold		For	Withhold		For	Withhold

01. Corby G. Anderson	☐	☐	02. John B. Lepinski	☐	☐	03. Edward Leung, CGA	☐	☐

04. Dennis W. Milburn, CA	☐	☐	05. Charles M. Mitchell	☐	☐	06. Robert H. Peterson	☐	☐

07. Donald R. Willoughby, FCA	☐	☐

	For	Withhold

2. Appointment of Auditors
Appointment of DeVisser Gray, Chartered Accountants, as auditors of the Corporation for the ensuing year.	☐	☐

	For	Withhold

3. Remuneration of Auditors
Authorizing the directors to fix the remuneration of the auditors for the ensuing year.	☐	☐

-------
Fold

Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.		DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive interim financial statements and accompanying Management’s Discussion and Analysis by mail.	☐	Annual Financial Statements - Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

0 6 3 5 0 9	A R 2	G T Y Q	+

GETTY COPPER INC.		+
Please return completed form to: Computershare 9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1

☐		☐
	Interim Financial Statements		Annual Financial Statements
	Mark this box if you would like to		Mark this box if you would NOT like
	receive Interim Financial		to receive the Annual Financial
	Statements by mail.		Statements by mail.

Financial Statements Request Form

If you would like to receive interim financial statements and associated Management Discussion and Analysis or would NOT like to receive the annual financial statements and associated Management Discussion and Analysis, please make your selection above.

Computershare will use the information collected solely for the mailing of such financial statements. You may view Computershare's Privacy Code at www.computershare.com/privacy or by requesting that we mail you a copy.

Please place my name on your financial statements mailing list.

Name

Apt.	Street Number	Street Name

City	Prov / State	Postal Code / ZipCode

GTYQ	3 L T E	+

GETTY COPPER INC

FINANCIAL STATEMENTS

FOR THE YEAR ENDING DECEMBER 31, 2008

(stated in Canadian dollars)

Contact:   1000 Austin Avenue

Coquitlam, British Columbia

Canada   V3K 3P1

Tel:   604-931-3231

D E  V I S S E R  G R A Y  L L P

CHARTERED ACCOUNTANTS

401 - 905 West Pender Street

Vancouver, BC Canada

V6C 1L6

Tel: (604) 687-5447

Fax: (604) 687-6737

AUDITORS' REPORT

To the Shareholders of Getty Copper Inc.

We have audited the balance sheets of Getty Copper Inc. as at December 31, 2008 and 2007 and the statements of operations, comprehensive loss and deficit and cash flows for each of the years in the three year period ended December 31, 2008.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards (“GAAS”) in Canada and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and cash flows for each of the years in the three year period ended December 31, 2008 in accordance with Canadian generally accepted accounting principles.

“De Visser Gray LLP”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

April 27, 2009

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties and contingencies such as those referred to in note 1 to these financial statements.  Although we conducted our audits in accordance with both Canadian GAAS and the standards of the PCAOB, our report to the shareholders dated April 27, 2009 is expressed in accordance with Canadian reporting standards which do not require a reference to such matters when the uncertainties are adequately disclosed in the financial statements

“De Visser Gray LLP”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

April 27, 2009

GETTY COPPER INC.

BALANCE SHEETS

 (stated in Canadian dollars)

ASSETS	Dec. 31, 2008	Dec. 31, 2007
Current
Cash and cash equivalents	$716,313	$755,929
Accounts receivable	2,212	5,302
Prepaid expenses	25,203	2,651
	743,728	763,882
Mineral rights (note 5)	4,352,263	3,987,132
Property, building and equipment (note 6)	140,536	147,664
	$5,236,527	$4,898,678
LIABILITIES
Current
Accounts payable and accrued liabilities	$382,441	$701,443
Current portion of mortgage payable (note 7)	2,653	2,465
	385,094	703,908
Mortgage payable (note 7)	85,514	88,166
	470,608	792,074

SHAREHOLDERS’ EQUITY
Share capital (note 9)	21,409,542	19,924,370
Subscriptions received (note 9)	-	620,000
Contributed surplus (note 10)	1,043,787	952,920
Deficit	(17,687,410)	(17,390,686)
	4,765,919	4,106,604
	$5,236,527	$4,898,678

Continuance of operations (note 2)

Commitments and contingencies (note 13)

Subsequent events (note 16)

Approved by the Directors

“Donald R. Willoughby”,

“Corby Anderson”,

See accompanying notes to Financial Statements

GETTY COPPER INC.

STATEMENTS OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT

 (stated in Canadian dollars)

Year Ending December 31,	2008	2007	2006

Revenue
Rent	$2,243	$2,264	$3,957

Expenses
Amortization	1,369	1,826	2,245
Bank charges & interest	70	108	205
Filing fees	14,657	11,594	16,265
Interest - long term	6,612	6,786	336,949
Insurance	2,618	2,520	2,207
Management fees	30,000	30,000	30,000
Marketing & promotion	2,463	29,429	7,396
Office & miscellaneous	9,079	25,154	18,450
Professional fees	80,424	1,046,961	990,667
Property tax	5,401	5,442	4,734
Rent	11,790	9,190	6,000
Stock option compensation	90,867	95,457	-
Telephone	8,096	8,159	7,093
Transfer fees	6,990	8,535	5,561
Travel	9,434	16,448	21,714
Wages & benefits	35,715	35,477	34,485

Interest	(16,618)	(10,138)	(13,104)

	298,967	1,322,948	1,140,867

Loss before other item	(296,724)	(1,320,684)	(1,136,910)

Legal settlements (note 13)	-	(896,319)	-
Net loss and comprehensive loss	(296,724)	(2,217,003)	(1,136,910)

Deficit, beginning	(17,390,686)	(15,173,683)	(14,036,773)

Deficit, ending	(17,687,410)	(17,390,686)	(15,173,683)
Loss per share	$(0.004)	$(0.04)	$(0.03)
Weighted-average number of common shares outstanding	78,901,928	62,285,360	43,407,424

See accompanying notes to Financial Statements

GETTY COPPER INC.

STATEMENTS OF CASH FLOWS

 (stated in Canadian dollars)

Year Ending December 31,	2008	2007	2006

Cash flows used in operating activities
Net loss for the year	$(296,724)	$(2,217,003)	$(1,136,910)
Add: Items not involving cash
Amortization – administration	1,369	1,826	2,245
Shares for debt legal settlement	-	493,750	-
Stock option compensation	90,867	95,456	-

Net change in non-cash working capital balances
Decrease (increase) in accounts receivable	3,090	9,510	19,989
Decrease (increase) in prepaid expenses	(22,552)	26,120	(3,072)
Increase (decrease) in accounts payable	(616,535)	91,377	100,407

	(840,485)	(1,498,964)	(1,017,341)

Cash flows from financing activities
Mortgage principal repayments	(2,464)	(2,290)	(2,127)
Private placements, net of issue costs	377,127	1,272,061	1,580,791
Cash received from subscriptions (note 9)	-	620,000	-
Warrants exercised	488,045	22,163	-
Stock incentive options exercised	-	118,750	-

	(57862,708)	(572,030,684)	1,578,664

Cash flows used in investing activities
Acquisition of equipment	-	(891)	(1,493)
Exploration costs	(61,839)	(272,955)	(217,849)
	(61,839)	(273,846)	(219,342)

Net increase (decrease) in cash	(39,616)	257,874	341,981

Cash and cash equivalents
Beginning of year	755,929	498,055	156,074

Cash and cash equivalents
End of year	$716,313	$755,929	$498,055

Supplemental disclosure:

Cash used in operating activities includes:
Interest paid	$6,612	$6,786	$6,949
Interest received	$16,618	$10,138	$13,104

See accompanying notes to Financial Statements

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDING DECEMBER 31, 2008

 (stated in Canadian dollars)

1.

Nature of Business

Getty Copper Inc. was incorporated under the Canada Business Corporations Act in September 1987, and its common shares are listed for trading on the TSX Venture Exchange.  Subsequent to incorporation, the Company has gone through a number of name changes and in March 2003 its name was changed to Getty Copper Inc.  The Company is in the business of mineral exploration and mine development in the Highland Valley area of British Columbia.

2.

General information and continuing operations

These financial statements have been prepared on the assumption that the Company will continue to realize its assets and meet its liabilities in the normal course of business as a ‘going concern’. The Company has incurred losses since inception, has no source of operating revenue and at December 31, 2008 has net working capital of $358,634. The Company has been and remains dependent on its capacity to raise funds via equity issuances, under terms that are consistent with the best interests of shareholders, in order to finance its operations.  The statements contain no provisions for adjustments which may become necessary if the Company becomes unable to continue on a ‘going concern’ basis.

The Company has not yet determined whether its mineral rights contain ore reserves that are economically recoverable.  In addition, the Company is dependent upon external sources of financing in order to fund the exploration of its mineral rights.  The recoverability of amounts shown for mineral rights and the ability of the Company to meet its obligations is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the exploration and development of the mineral rights and future profitable production or proceeds from the disposition thereof.

3.

Significant accounting policies

These financial statements are prepared in accordance with accounting principles generally accepted in Canada applicable to a going-concern. The financial statements do not give effect to adjustments that would be necessary should the Company be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business.

a)

Cash and cash equivalents

Cash and cash equivalents consist of temporary investments in commercial paper and money market deposits that are highly liquid and readily convertible to known amounts of cash.

b)

Mineral rights

Costs of acquisition and exploration expenditures are allocated to specific groups of mineral rights as work is performed on or for the benefit of those rights and are capitalized until such time as the extent of mineralization has been determined and mineral rights are either developed, sold, or abandoned.  If there is an indication of impairment the mineral rights are written-down to the estimated net recoverable amount.  The Company does not accrue the estimated future cost of maintaining, in good standing, its mineral rights.

Capitalized costs are amortized over the useful life of the rights upon commencement of commercial production, or written-off if the rights are sold or abandoned.

c)

Administrative costs

Administrative costs are expensed as incurred.

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDING DECEMBER 31, 2008

 (stated in Canadian dollars)

3.

Significant accounting policies -continued

d)

Property, building and equipment

Property, building and equipment are recorded at cost.  Amortization is provided on the declining balance basis at the following annual rates:

Automotive equipment	30%
Building	4%
Computer equipment	45%
Computer software	100%
Office equipment	20%
Portable buildings	30%

When the net carrying amount of the property, building or equipment exceeds estimated net recoverable amounts, the asset is written down to its estimated fair value and a change is recorded in the statement of operations.

e)

Stock option plan

The Company records compensation expense under the fair value method when stock or stock options are issued to employees in accordance with any vesting terms.

f)

Future income taxes

The Company follows the asset and liability method of accounting for income taxes.  Under this method, current income taxes are recognized for the estimated income taxes payable for the current year.  Future income tax assets and liabilities are recognized for temporary differences between tax and accounting bases of assets and liabilities and for unused tax losses.  Future income tax assets are recorded in the financial statements if their realization is considered to be more likely than not.

g)

Exploration tax credits

Exploration tax credits are recorded as a reduction in exploration costs as those costs are incurred.

h)

Flow-through financing

Under the Canadian Income Tax Act a company may issue securities referred to as flow-through shares, whereby the investor may claim the tax deductions arising from the qualifying expenditure of the proceeds by the company.  When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized (renounced expenditures multiplied by the effective corporate tax rate), thereby reducing share capital.  Previously unrecognized tax assets may then offset or eliminate the liability recorded.

i)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  Specific areas involving management estimates include the variables used to derive stock-based compensation, the valuation of mineral rights and the determination of useful lives of property, building and equipment for purposes of calculating amortization.

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDING DECEMBER 31, 2008

 (stated in Canadian dollars)

3.

Significant accounting policies - continued

j)

Loss per share

Loss per share has been calculated using the weighted-average number of common shares outstanding during each fiscal year.  Diluted loss per share has not been calculated as it is anti-dilutive when the numerator used in the calculation is a net loss.  For purposes of the calculation of the weighted-average number of common shares outstanding, share consolidations are considered to have occurred on the first day of the earliest fiscal year presented.

k)

Financial instruments

Effective January 1, 2007, the Company adopted the new Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3855, “Financial Instruments – Recognition and Measurement” and Section 1530 “Comprehensive Income”.  These changes have been applied on a prospective basis with no restatement of prior period financial statements.

CICA Handbook Section 3855 Financial Instruments – Recognition and Measurement, requires all financial assets, financial liabilities and non-financial derivatives to be recognized on the balance sheet at the appropriate measurement based on specific categories.  The new standard requires that all financial assets and liabilities be classified as either: held-to-maturity, held-for-trading, loans and receivables, available for sale or other financial liabilities.

The following is a summary of the Company’s classification of financial assets and liabilities:

Cash	Held-for-trading
Accounts receivable	Loans and receivables
Accounts payable and accrued liabilities	Other liabilities
Subscriptions received	Other liabilities
Mortgage payable	Other liabilities

Financial assets classified as held-for-trading are measured at fair value with changes in those fair values recognized in net earnings.  Loans, receivables and other liabilities are carried at amortized cost.

Section 3861, Financial Instruments: Disclosure and Presentation, identifies and details information to be disclosed in the financial statements.

The adoption of new accounting policies for financial instruments has not resulted in any significant changes to the Company’s financial statements.

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDING DECEMBER 31, 2008

 (stated in Canadian dollars)

4.

Adoption of new accounting policies

a)

Capital Disclosures

On January 1, 2008, the Company adopted Handbook Section 1535 “Capital Disclosures”.  This section requires the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such noncompliance.  The company has included disclosures recommended by the new Handbook section in Note 10 to these audited annual financial statements.

b)

Financial Instruments:

On January 1, 2008, the Company adopted Handbook Section 3862 and 3863 which replace Handbook Section 3861, “Financial Instruments – Disclosure and Presentation”, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements.  These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.  The Company has included disclosures recommended by the new Handbook section in Note 11 to these audited annual financial statements.

5.

Mineral rights

The Getty mineral claims are contiguous and are located within the Kamloops Mining District of Highland Valley, British Columbia, covering an area of approximately 200 square kilometres.  Building and equipment amortization included in exploration costs during the year ending December 31, 2008 amounted to $5,759 (2007 - $6,290).

During the year ending December 31, 2008, the Company incurred $365,131 in deferred costs as follows:

	Getty	Getty	Getty	Getty South	Getty	Total Exploration
	Northwest	Central	North	50% interest	Southwest	& Development

Assay	$-	$-	$-	$548	$-	$548
Pre-feasibility study	-	-	134,090	132,056	-	266,146
Geology	-	-	11,221	31,244	-	42,465
Other	4,832	35	22,026	28,509	570	55,972
Total exploration & development costs	$4,832	$35	$167,337	$192,357	$570	$365,131

During the year ending December 31, 2007, the Company incurred $110,977 in deferred costs as follows:

	Getty	Getty	Getty	Getty South	Getty	Total Exploration
	Northwest	Central	North	50% interest	Southwest	& Development

Assay	$-	$-	$270	$50	$-	$320
Pre-feasibility study	-	-	29,859	29,859	-	59,718
Geology	-	-	36,542	50,552	-	87,094
Metallurgy	-	-	(75,503)	3,103	-	(72,400)
Other	9,150	64	9,999	14,809	2,223	36,245
Total exploration & development costs	$9,150	$64	$1,167	$98,373	$2,223	$110,977

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDING DECEMBER 31, 2008

 (stated in Canadian dollars)

5.

Mineral rights - continued

As at December 31, 2008, the Company’s historical deferred costs and the current carrying aggregate amount are derived as follows:

	Getty	Getty	Getty	Getty South	Getty	Total Exploration
	Northwest	Central	North	50% interest	Southwest	& Development
Assay	$35,746	$1,143	$507,075	$66,707	$13,971	$624,642
Drilling	13,770	625	4,181,817	453,304	65,810	4,715,326
Environmental	173,676	1,282	54,290	4,059	21,149	254,456
Pre-feasibility study	-	-	325,659	166,915	-	492,574
Geology	791,243	37,303	1,796,098	334,310	157,304	3,116,258
Metallurgy	525	-	972,074	14,514	-	987,113
Other	752,970	17,187	921,295	171,051	133,764	1,996,267
Total exploration & development costs	$1,767,930	$57,540	$8,758,308	$1,210,860	$391,998	$12,186,636
Mineral rights acquisition costs	33,210	111,846	352,397	1,069,134	113,883	1,680,470
	$1,801,140	$169,386	$9,110,705	$2,279,994	$505,881	$13,867,106
Less: Provision for impairment of deferred costs						(9,514,843)
						$4,352,263

As at December 31, 2007, the Company’s historical deferred costs and the current carrying aggregate amount are derived as follows:

	Getty	Getty	Getty	Getty South	Getty	Total Exploration
	Northwest	Central	North	50% interest	Southwest	& Development
Assay	$35,746	$1,143	$507,075	$66,159	$13,971	$624,094
Drilling	13,770	625	4,181,817	453,304	65,810	4,715,326
Environmental	173,676	1,282	54,290	4,059	21,149	254,456
Pre-feasibility study	-	-	191,569	34,859	-	226,428
Geology	791,243	37,303	1,784,877	303,066	157,304	3,073,793
Metallurgy	525	-	972,074	14,514	-	987,113
Other	748,138	17,152	899,269	142,542	133,194	1,940,295
Total exploration & development costs	$1,763,098	$57,505	$8,590,971	$1,018,503	$391,428	$11,821,505
Mineral rights acquisition costs	33,210	111,846	352,397	1,069,134	113,883	1,680,470
	$1,796,308	$169,351	$8,943,368	$2,087,637	$505,311	$13,501,975
Less: Provision for impairment of deferred costs						(9,514,843)
						$3,987,132

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDING DECEMBER 31, 2008

 (stated in Canadian dollars)

5.

Mineral rights - continued

The Company originally entered into an agreement to acquire a 50% interest in the Getty Central, Getty South and Getty Southwest mineral rights from Robak Industries Ltd. (“Robak”), a private company controlled by the Company’s then-president, under certain terms which were not met.  On November 8, 2002 the Company and Robak terminated the original agreement and entered into an agreement for the Company to acquire a 100% interest in the Getty Central and Getty Southwest and a 50% interest in the Getty South mineral rights from Robak in exchange for 6,000,000 common shares of the Company at a deemed value of $1,200,000.  The Company also agreed, at its sole discretion, to pay 100% of the costs to place the Getty South mineral rights into production, and granted a 1-1/2% net smelter royalty in favour of Robak.

In 2004, the Board of Directors considered acquiring the remaining 50% of Getty South from Robak.  The board commissioned a valuation of the Robak interest from the same party that carried out the 2002 valuation.  The valuator presented information about his 2002 report that caused the board to re-examine the 2002 transaction.  An independent committee comprised of all directors, except the Company’s then-president, initiated a thorough review of the historical geological data for the Getty South Property.  To date, the board has received nothing that would suggest that the Getty South acquisition should be rescinded.  Refer to note 10.

The Company is pursuing approaches to further develop its mineral rights.  Although it is uncertain whether the Company will determine that it has economically recoverable reserves and whether it will be able to obtain the necessary financing to complete the exploration and development of the mineral rights, the Company believes that it may be able to economically develop the mineral rights.  However, Canadian generally accepted accounting principles require that exploration costs related to mineral rights be written-down for impairment unless there is persuasive evidence that impairment has not occurred.  Accordingly, at December 31, 2003 the Company had recorded provisions for impairment of exploration costs in the amount of $9,500,933 and of rights acquisition costs of $13,910.  The Company has elected to resume deferring costs incurred from January 2004 until such time as it determines if it has economically recoverable reserves, or until exploration ceases and the mineral rights are abandoned.

All Getty mineral claims are subject to a 1-1/2% net smelter return royalty in favour of Robak.

6.

Property, building and equipment

	December 31, 2008			December 31, 2007
		Accumulated
	Cost	Amortization	Net	Net

Automotive equipment	$29,318	$28,940	$378	$540
Computer equipment	97,654	96,672	982	1,786
Computer software	74,359	74,359	-	-
Office equipment	54,407	48,880	5,527	6,909
Portable buildings	12,112	12,112	-	142
Building	178,124	66,797	111,327	115,965
Land	22,322	-	22,322	22,322
	468,296	327,760	140,536	147,664

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDING DECEMBER 31, 2008

 (stated in Canadian dollars)

7.

Mortgage payable

The mortgage payable is secured by a first mortgage on land and building and requires monthly payments of $756 including interest at 7.5% per annum, and is repayable on October 1, 2012.

Principal repayments required are as follows:

2009	$2,653
2010	2,855
2011	3,074
2012	3,309
2013	76,276

8.

Income taxes

Significant components of the Company's future income tax assets are as follows:

	Dec. 31, 2008		Dec. 31, 2007
Tax value of mineral rights in excess of book value	$660,938		$712,613
Tax value of capital assets in excess of book value	94,745		99,864
Net operating loss carryforwards	903,977		1,523,581
	1,659,660		2,336,058
Valuation allowance	(1,659,660)		(2,336,058)
Net future income tax assets	$-	$	-)

The Company has determined that realization is not more likely than not and therefore a valuation allowance against all future income tax assets has been recorded.

A reconciliation between the Company's statutory and effective tax rates is as follows:

	Dec. 31, 2008	Dec. 31, 2007

Statutory rate	31%	37%
Tax rate change	(1)	(3)
Unrecognized benefit of current year's losses	(30)	(34)
Effective rate of tax recovery	-	-

At December 31, 2008, the Company has approximately $5,249,524 of loss carry forwards which may be available to reduce taxable income in future years.  These losses expire as follows:

2009	228,000
2010	289,000
2014	562,000
2025	621,000
2026	1,132,000
2027	2,120,800
2028	$5,249,524

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDING DECEMBER 31, 2008

 (stated in Canadian dollars)

9.

Share capital

a)	Issued:

b)	Issued:	Shares	Amount

	Balance, December 31, 2006	49,078,657	$18,014,384

	Shares issued by private placement	13,000,000	1,300,000
	Shares for debt	4,937,500	493,750
	Warrants exercised	147,750	22,163
	Stock incentive options exercised	475,000	118,750
	Fair value of options exercised		3,262
	Shares issue costs	-	(27,939)
	Balance, December 31, 2007	67,638,907	$19,924,370

	Shares issued by private placement	10,000,000	1,000,000
	Warrants exercised	3,253,630	488,045
	Share issue costs		(2,873)
	Balance December 31, 2008	80,892,537	$21,409,542

In January 2008, The Company closed a non-brokered private placement for 10,000,000 shares at $0.10 per share, for proceeds of $1,000,000.  Of this aggregate amount a total of $620,000 had been received during 2007.

On May 7, 2007 the TSX Venture Exchange accepted the Company’s non-brokered private placement of 13,000,000 units for gross proceeds of $1,300,000.  Each unit, priced at $0.10, is comprised of one common share and one-half of one purchase warrant, with each whole warrant entitling the holder to purchase one additional common share at a price of $0.15 for a period of 12 months.

On May 1, 2007, the Company issued 4,937,500 shares at a value of $0.10 per share to settle outstanding debt for $493,750. The subject debt, with a private holding company controlled by a director of the Company, arose when the Company agreed to acquire 175,000 common shares of Genco Resources Ltd., a Canadian public company, from the holding company to be applied as consideration for a negotiated settlement in litigation involving a former director. Refer also to notes 13 and 14.

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDING DECEMBER 31, 2008

 (stated in Canadian dollars)

9.

Share capital – continued

Share purchase warrants - continuity
		Number of				Number of
Expiry Date	Exercise	Warrants	Issued	Exercised	Expired	Warrants
	Price	Dec. 31, 2007				Dec. 31, 2008
January 16, 2008	0.15	2,375,000	-	-	2,375,000	-
July 7, 2008	0.15	4,977,250	-	3,253,630	1,723,620	-
*May 7, 2008	0.15	6,500,000	-	-	6,500,000	-
		13,852,250		3,253,630	10,598,620	-

Weighted average exercise price		0.15				-
Weighted average remaining life (years)		0.35

Share purchase options – continuity
		Number of				Number of
Expiry Date	Exercise	Options	Issued	Exercised	Expired	Options
	Price	Dec 31, 2007				Dec. 31, 2008
April 14, 2008*	0.25	2,675,000	-	-	- 2,675,000	-
July 20, 2010	0.25	1,000,000	-	-	-	1,000,000
August 15, 2010	0.25	200,000				200,000
May 16, 2013	0.20		1,475,000	-	-	1,475,000
		3,875,000	1,475,000	-	- 2,675,000	2,675,000

Weighted average exercise price		0.25				0.22
Weighted average remaining life (years)		1.20				3.39

At the Company’s 2007 Annual General Meeting, the shareholders approved an amendment to the Incentive Stock Option Plan to allow the issuance of up to a maximum 6,700,000 incentive stock options. As of February 28, 2009, 3,550,000 Incentive Stock Options were available for issuance.  In May 2008, the Company’s board of directors approved the issuance of an additional 400,000 incentive stock options to be distributed evenly to the Company’s directors and controller, once the pre-feasibility study is completed and the results are made public.  The exercise price will be determined at that time.

On August 9, 2007, the Company announced that 1,500,000 incentive stock options were granted to a director and an investor relations manager.  Subsequently the 500,000 incentive stock options issued to the investor relations manager were cancelled.  These options vest over the three years ended December 31, 2009. The one million options remaining are exercisable at a price of $0.25 per share until July 20, 2010.

Based upon the Black-Scholes option valuation model, with a risk free market rate of 2.95% and a volatility of 172%, the estimated compensation cost related to the options granted is approximately $90,867 which was recognized during this period.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock and expected life of the option.

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDING DECEMBER 31, 2008

 (stated in Canadian dollars)

10.

Contributed surplus

The continuity of contributed surplus is as follows:

	2008	2007

Balance, beginning of year	952,920	860,726)
Stock-based compensation	90,867	95,456)
Fair value of options exercised	-	(3,262)
Balance, end of year	1,043,787	952,920)

11.

Capital management

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support acquisition, exploration and development of mineral properties.  The Board of Directors do not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.  The Company defines capital to include its working capital position and capital stock, warrant, and option components of its shareholders equity.

The Company manages its capital structure in a manner that provides sufficient funding for mine development and operational activities.  Funds are primarily secured through a combination of equity capital raised by way of issuing equity instruments and external debt.  In order to maintain or adjust the capital structure, the Company may attempt to raise additional financing through the issuance of new equity instruments, the exercise of outstanding common share purchase warrants and stock options.  Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company’s approach to capital management during the year ended December 31, 2008.  The Company is not subject to externally imposed capital requirements.

12.

Financial risk factors

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

a)

Credit risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation.

Financial instruments that are potentially subject to credit risk are accounts receivables from unrelated parties.  While economic factors can affect credit risk, the Company manages risk by providing credit terms on a case by case basis.

Customers are primarily quasi-governmental agencies.  As a result, the Company has not experienced any instances of non-payment.

The Company also invests in temporary investments of Guaranteed Investment Certificates.  Historically, these types of investments have been AAA rated, so the Company does not anticipate any risk related to default on these investments by the issuer.

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDING DECEMBER 31, 2008

 (stated in Canadian dollars)

12.

Financial risk factors - continued

b)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages its liquidity by ensuring there is sufficient capital to meet short and long-term business requirements, after taking into account cash flows from the operations and the Company’s holdings of cash, cash equivalents.  The Company also strives to maintain sufficient financial liquidity at all times in order to participate in investment opportunities as they arise, as well as to withstand sudden adverse changes in economic circumstances.

Management forecasts cash flows for its current and subsequent fiscal years to predict future financing requirements.  Future requirements are met through a combination of committed credit facilities to access to capital markets.  At December 31, 2008, the Company had $716,313 of cash and cash equivalents.

c)

Interest Rate Risk:

Interest rate risk is the risk borne by an interest-bearing asset or liability as a result of fluctuations in interest rates.  Financial assets and financial liabilities with variable interest rates expose the Company to cash flow interest rate risk.  The Company’s most significant interest rate risk arises from its investments in Guaranteed Investment Certificates.  However the maturity of these instruments is generally less than ninety days, thereby mitigating the exposure to the impact of changing interest rates.

13.

Commitments and contingencies

In 2007 the Company incurred significant legal fees as a result of events related to the review of the 2002 Mineral Property Interest Sales Agreement and the various lawsuits to which it is a party, as described below:

•

On April 25, 2006 the Company initiated a lawsuit in the Supreme Court of British Columbia against the law firm of Blake Cassels & Graydon LLP. The lawsuit claims inter alia, damages for breach of duty owed to the Company. The outcome of this claim is presently undeterminable and the financial statements reflect no provisions in respect to it.

•

The Company initiated a lawsuit on November 10, 2005 in the Supreme Court of British Columbia against former directors Robert Gardner and Vittorio Preto for the recovery of $120,000 USD which the Company claims was inappropriately, without board approval, and contrary to the Company’s banking resolution removed from the Company’s bank account during 2004.  The amount claimed was expensed as Development fees in the Company’s 2004 financial statements and no provision has been recorded for its future recovery.

•

In the first quarter of 2005, former directors Robert Gardner and Vittorio Preto filed a Third Party action against the Company claiming an indemnity in respect of all costs, charges and expenses reasonably incurred by them in defence of a lawsuit brought November 24, 2004 against them by Robak. The Company filed a Defence to the claim and Counterclaim alleging that Gardner and Preto are not entitled to indemnification, asserting that these former directors did not act with a view to the best interests of the Company and otherwise did not discharge the fiduciary and other duties they owed to the Company as directors.  The Company also filed an action against Ross Glanville and Ross Glanville & Associates claiming damages for negligence.

During 2007 all actions directly involving Mssrs. Gardner, Preto and Glanville were settled by the Company paying an aggregate of $440,000 in cash and issuing 4,937,500 common shares as more fully described at note 9.  The aggregate expense currently recognized was net of $37,431 in amounts previously recorded as owing to these parties.

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDING DECEMBER 31, 2008

 (stated in Canadian dollars)

13.

Commitments and contingencies - continued

•

On July 7, 2006, the Company was named in a lawsuit initiated in the Supreme Court of BC by a number of plaintiffs (Aarvold et. al.) alleging, inter alia, that the business or affairs of the Company is oppressive or unfairly prejudicial to or has unfairly disregarded the interests of the plaintiffs and those similarly situated.

In May 2008, the Aarvold et. al. plaintiffs and Getty Copper Inc. concluded a settlement of the action in which both the plaintiffs' claims   and the defendants' counterclaim have been dismissed without costs to any party. No settlement payments were transferred or received by either party.

14.

Related party transactions

In addition to transactions described elsewhere in these financial statements, the Company had the following transactions and balances with officers and directors of the Company and companies or professional firms with which officers or directors are associated.

	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006

Accounts payable	$6,150	$60,861	$31,348

Exploration and development costs incurred	$32,381	$12,885	-

Expenses:
Management fees	$30,000	$30,000	$30,000
Professional fees	$17,976	$174,498	$194,870
Rent	$6,000	$6,000	$6,000
Travel	$1,110	$-	$-

These transactions are in the normal course of operations and are measured at fair value as determined by management.

As further described in note 9, during 2007 the Company acquired common shares from a private company controlled by a director and subsequently distributed these shares in settlement of certain legal actions. As the acquisition of these shares was based upon and occurred concurrent with their disposal, the Company has recorded no gain or loss in respect to this disposition.

The Company is currently reviewing a claim for indemnity from a director with respect to legal fees and disbursements incurred by him for acting in litigation matters in his capacity as a director. Upon completion of the review the board of directors of the Company, excluding the affected director, will make a determination as to the amount of reimbursement for such expenses to be borne by the Company.

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDING DECEMBER 31, 2008

 (stated in Canadian dollars)

15.

Differences between Canadian and United States accounting principles

The financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada which differ from those principles that the Company would have followed had its financial statements been prepared in accordance with GAAP in the United States. The significant differences which have or could materially affect line items in the financial statements are in respect to:

a)

Mineral Rights

Under Canadian GAAP costs of acquisition and exploration and development expenditures are permitted to be capitalized until such time as the extent of mineralization has been determined and mineral rights are either developed, sold or abandoned.  If there is an indication of impairment the mineral rights are written-down to their estimated recoverable amounts.  Under US GAAP all exploration and development costs incurred prior to the determination of economic feasibility are expensed currently.

b)

Flow-through shares

Under Canadian income tax legislation, the Company is permitted to issue shares whereby the Company agrees to incur qualifying expenditures (as defined under the Canadian Income Tax Act) and renounce the related income tax deductions to the investors. Under Canadian GAAP, which was codified in March, 2004, flow-through shares are accounted for as part of the issuance of capital stock at the price paid for the shares, net of any future income tax liability. Under US GAAP, SFAS 109, “Accounting for Income Taxes” (SFAS109), the proceeds should be allocated between the offering of the shares and the sale of tax benefits when the shares are offered. The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the flow-through shares. A liability is recognized initially for the premium paid by the investors.

For US GAAP purposes, the difference between the future income tax liability on renunciation and the premium is recorded as a future income tax expense. For US GAAP purposes the Company does not have temporary differences as a result of the policy to expense costs related to mineral properties, therefore all future income taxes related to renouncements for Canadian GAAP are reversed through the statements of operations for US GAAP purposes.

The historical reconciling items disclosed herein are in respect to the reversal of the required Canadian GAAP treatment of flow-through share issuances and renunciations in  fiscal years prior to those presented in these financial statements.

c)

Escrowed Shares

Historically, under US GAAP, compensation expense was recognized when common shares were released from escrow to the extent that their fair value exceeded their issuance price, and when their release was contingent upon the performance of the issuer and/or recipient.  Under Canadian GAAP no transaction is recorded when the shares are released from escrow, however, TSX-Venture Exchange policy no longer allows shares to be released from escrow for any reason except the passage of time.  Accordingly, no current or future US/Canadian GAAP differences are expected to occur in this area.

As in the case of flow through shares, the “US adjustments” disclosed in the accompanying reconciliation relate to escrowed shares released in fiscal years prior to those presented in these financial statements.

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDING DECEMBER 31, 2008

 (stated in Canadian dollars)

15.

United States accounting principles - continued

Statements of Operations and Deficit	Year Ended December 31,
	2008	2007	2006

Net loss under Canadian GAAP	$(296,724)	$(2,217,003)	$(1,136,910)
Effect of exploration costs	(365,131)	(110,977)	(367,916)
Net loss under US GAAP	(661,855)	(2,327,980)	(1,504,826)
Deficit, beginning of year under US GAAP	(25,142,750)	(22,814,770)	(21,309,944)
Deficit, end of year under US GAAP	$(25,804,605)	$(25,142,750)	(22,814,770)
Loss per share under US GAAP	$(0.009)	$(0.038)	$(0.035)

Balance Sheets
	Canadian	US	US
December 31, 2008	GAAP	Adjustments	GAAP
Current assets	$743,728	$-	$743,728
Mineral rights	4,352,263	(4,352,263)	-
Property, building and equipment	140,536	-	140,536
	5,236,527	(4,352,263)	884,264
Current liabilities	$385,094	-	385,094
Other liabilities	85,514	-	85,514
Share capital	21,409,542	1,774,000	23,183,542
Share subscriptions	-	-	-
Contributed surplus	1,043,787	1,990,932	3,034,719
Deficit	(17,687,410)	(8,117,195)	(25,804,605)
	5,236,527	(4,352,263)	884,264

	Canadian	US	US
December 31, 2007	GAAP	Adjustments	GAAP
Current assets	$763,882	$-	$763,882
Mineral rights	3,987,132	(3,987,132)	-
Property, building and equipment	147,664	-	147,664
	4,898,678	(3,987,132)	911,546
Current liabilities	$703,908	-	703,908
Other liabilities	88,166	-	88,166
Share capital	19,924,370	1,774,000	21,698,370
Share subscriptions	620,000	-	620,000
Contributed surplus	952,920	1,990,932	2,943,852
Deficit	(17,390,686)	(7,752,064)	(25,142,750)
	4,898,678	(3,987,132)	911,546

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDING DECEMBER 31, 2008

 (stated in Canadian dollars)

15.

United States accounting principles - continued

Statements of Cash Flows
	2008	2007	2006
Canadian GAAP – Cash used in operating activities	$(840,485)	$(1,498,963)	$(1,017,341)
Exploration costs expensed under US GAAP	(61,839)	(272,955)	(217,849)
US GAAP – Cash used in operating activities	$(902,324)	$(1,771,918)	$(1,235,190)
Canadian GAAP – Cash used in investing activities	$(61,839)	$(273,846)	$(219,342)
Exploration costs expensed under US GAAP	61,839	272,955	217,849
US GAAP – Cash used in investing activities	-	(891)	$(1,493)

16.

Subsequent Events

Subsequent to year end the Company reached a settlement-in-principle with one of its directors to indemnify him for approximately 88% of his legal expenses incurred during 2004 to 2007 in the research and prosecution of legal actions directly related to lawsuits involving the Company. These lawsuits were in connection with a 2002 mineral property interest sale agreement and the actions of certain former directors in impugning the agreement. The settlement is premised on the fact that the director's legal actions were of benefit to the Company in the conduct of its own litigation in connection with the same matters. The settlement provides that the director will receive $650,000 by way of a secured promissory note for $600,000 payable January 2, 2012 and bearing interest at 6% plus $50,000 cash upon execution of a definitive agreement. The note can be accelerated in the event the Company completes a major financing or in certain customary events of default. The definitive settlement agreement will be subject to TSX Venture Exchange approval in the ordinary course.

GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

DECEMBER 31, 2008

The following discussion and analysis of the results of operations and financial position of the Company for the year ending December 31, 2008 should be read in conjunction with the December 31, 2008 financial statements and the related notes which have been prepared in accordance with or reconciled to Canadian Generally Accepted Accounting Principles.  All dollar amounts in this Management Discussion and Analysis (“MD&A”) are stated in Canadian dollars.  The effective date of this report is February 28, 2009.

Forward Looking Statements

Except for historical information, this MD&A may contain forward-looking statements. These statements involve known risks, uncertainties and other factors that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward looking statements. The reader is cautioned not to place undue reliance on this forward-looking information.

Overall Performance

The Company is engaged in the acquisition and exploration of natural resource properties.  Since 1993, the Company has been conducting exploration for copper on approximately 200 km2 in Highland Valley, British Columbia.  These properties adjoin the large porphyry copper mining and milling operations of Highland Valley Copper.

West Coast Environmental and Engineering (WCE) of Ventura and Nevada City, California, continues to work on a Preliminary Feasibility Study.  The focus is on a potential cathode copper and Molybdenum Trioxide production from the Getty North and Getty South oxide and sulphide resource zones. The new engineering study is intended to update the past work referred to above and includes possible development of both the copper and molybdenum oxide and sulphide resources.  The oxide and sulphide resources of the Getty North Deposit would potentially be open-pit mined in conjunction with the Getty South oxide and sulphide resources.

An update on the Preliminary Feasibility Study engineering report being carried out by WCE under the direction of Mr. Craig Parkinson P.Geo, the Qualified Person responsible for this study was announced in May 2008.  As the Getty North NI 43-101 compliant resource has been updated with molybdenum values, WCE  reports that the processing plan is proposed to be altered to effectively accommodate the molybdenum resource.  To facilitate effective recovery of the molybdenum resource, the option of dump and heap leaching of oxide ores has now been replaced by a flotation tailings leach system. This methodology is anticipated to allow maximum potential utilization of the updated Getty resources, and is analogous to other recent and successfully operating global hydrometallurgical production facilities.  Further, given the current global limited molybdenum roasting capacity, WCE is now investigating incremental added capacity in the hydrometallurgical pressure oxidation and metal recovery circuits for potential on-site custom processing of outside copper and molybdenum concentrates from other entities with available materials. In particular, the hydrometallurgical process plant now proposed for the Getty Project should allow treatment of much lower grade combined bulk copper and molybdenum concentrates, which could be a significant advantage over current molybdenum concentrate production and roasting practices.  However, at this time there can be no assurance that the proposed Preliminary Feasibility Study will indicate that the quality of the present resources will be upgraded to the status of reserves, or that the planned processes will be able to produce cathode copper material as proposed.  The above plans for producing copper concentrates and cathode copper may not be economically achievable even though the testing and planning to date indicate that the copper cathode could potentially be produced using the planned processes.

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GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

DECEMBER 31, 2008

The Company primarily has been exploring the Getty North and Getty South deposits. These deposits have copper mineral resource estimates that were received by the Company in August and June of 2007 respectively. In addition, the Getty North deposit has both copper and molybdenum mineral resource estimates that were received by the Company in February 2008.   These 2007 and 2008 technical reports meet the requirements of the CIM classifications referenced in National Instrument 43-101.

The 2007 Getty South technical report discloses an Inferred Resource of 28.16 million tonnes, having a grade of 0.47% copper at a cut off grade of 0.2% copper.

The 2007 Getty North technical report discloses indicated and inferred copper resources of oxide and sulphide zones at cut off grades of 0.2% and 0.3% copper. At a cut off grade of 0.2% copper, the Indicated Resource calculated was 32.106 million tonnes at a grade of 0.454% copper, and an Inferred Resource of 8.250 million tonnes at a grade of 0.355% copper. At a cut off grade of 0.3% copper, the Indicated Resource calculated was 30.730 million tonnes at a grade of 0.462% copper, and the Inferred Resource calculated was 3.983 million tonnes at a grade of 0.452% copper.  The 2008 Getty North technical report discloses the same indicated and inferred copper resources as the 2007 technical report.  In addition to the copper resources, the 2008 Getty North technical report discloses indicated molybdenum resources based on a cut-off grade of 0.2% copper. At a cut off grade of 0.2% copper, the molybdenum Indicated Resource calculated was 32.10 million tonnes at a grade of 0.015% molybdenum.   The Preliminary Feasibility Study is anticipated to update and disclose copper molybdenum resources, for both Getty North and Getty South

The Company’s other identified potential mineral zones, known as North Valley; Glossie; Getty West, Northwest, Southwest, and Central; are all in the early stage of exploration and there is insufficient data to establish whether any resources may exist.  The Company continues to seek additional properties worthy of exploration and development.

The price of copper has decreased in 2009 as a result of worldwide economic conditions.  ,  There is no way to predict future metal prices and therefore current prices may not reflect future prices and this may have a bearing on the time frame that would be required to place any mineral deposit that may be located on the property into commercial production.  The Company continues its efforts to move the properties into the development stage to take advantage of the current demand for copper.

The Company became involved in a series of lawsuits arising out of its acquisition of its 50% interest in Getty South.  Legal expenses resulted in higher general and administrative expenses during 2006.  The 2007 fiscal year also faced significant legal expenses due to the outstanding litigation. One lawsuit, considered the most complex of the three, was resolved in the second quarter of 2007 and is reflected in the increased legal costs of the fiscal year.

Notwithstanding the distractions of the referred to litigation, the Company believes that the receipt of the three NI 43-101 compliant technical reports and the commissioning of the Preliminary-Feasibility  Study has significantly moved the Company forward toward its stated corporate mission of placing the Getty North and South Deposits into production.  In May 2008, the Aarvold et. al. plaintiffs and Getty Copper Inc. have concluded a settlement of the action in which both the plaintiffs' claims and the defendants' counterclaim have been dismissed without costs to any party. No settlement payments were transferred or received by either party.  This settlement serves to vindicate the Company’s steadfast position that the allegations raised in these and previously settled proceedings against the Company and its directors were completely unfounded.

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GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

DECEMBER 31, 2008

Result of Operations

Due to reduced commodity prices and a lack of working capital, nominal exploration work was carried out by the Company between 1998 and 2003. Consequently at the years ended December 31, 2001 to December 31, 2003 the financial statements were adjusted to reflect a provision for impairment of mineral properties.

Between January 1, 2008, and February 28, 2009 the Company has raised $1,000,000 by way of private placement financing.

On January 10, 2008, the Company completed a non-broker private placement for 10,000,000 shares at $0.10 per share for gross proceeds of $1,000,000.

During the first week of July 2008, 3,253,630 warrants were exercised at $0.15 each for 3,253,630 common shares raising $488,044.50.  These warrants were from a June 2006 private placement, the balance of the warrants expired July 8, 2008.  As of February 28, 2009, 80,892,537 shares were outstanding.

The Company’s working capital increased to $358,634 for the year ending December 31, 2008 from $59,974 at December 31, 2007, the increase of $298,660 is a result of funds raised through the issuance of stock, through private placement, exercising of warrants and Incentive Stock Options.

The Company’s total assets increased during the year ending December 31, 2008 to $5,236,527 an increase of $337,849 from December 31, 2007, due to funds raised through private placement and the exercising of warrants.   The Company’s liabilities decreased by $321,466. The decrease in liabilities is a result of a decrease in legal expenses, as many of these issues have been settled.   Exploration expenditures on the property are deferred, thus increasing the balance sheet value of the mineral rights.  The Company has no significant source of working capital other than funds raised through private placement, exercising of warrants and Incentive Stock Options.

The loss from operations for the year ending December 31, 2008 decreased by $1,920,279 over the loss reported at December 31, 2007.   General and administrative expenditures for the year ending December 31, 2008 decreased to  $298,967 compared to $1,322,948 at December 31, 2007.  The comparative decrease of $1,023,981 in administrative expenses between the year ending December 31, 2008 and 2007 can be attributed to a decrease in professional fees.   The predominant administration expense being the legal costs associated with the lawsuits outlined under Additional Disclosure.  The Company recognized $90,867 in stock option compensation during the year ending December 31, 2008.  See note 9 of the financial statements.  Also in June 2007, the Company incurred $896,319 in a legal settlement which includes $493,750 recognized in a share for debt settlement.  This debt arose by the Company acquiring marketable securities from a related party utilized in resolution of a lawsuit involving the claim of former director’s indemnification and related matters.  The Company has no source of income other than interest earned on funds held in term deposits.

Professional fees for the year ending December 31, 2008 $80,424 (2007 - $1,046,961) which include $41,554 (2007 - $1,011,218) for legal and court fees, $38,870 (2007 - $35,743) in accounting and audit fees.

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GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

DECEMBER 31, 2008

Selected Quarterly Information:

	December 31, 2008	December 31, 2007	December 31, 2006
Loss for the quarter	($115,159)	($181,725)	($343,977)
Loss for the year	($296,724)	($2,217,003)	($1,136,910)
Loss per share:	($0.004)	($0.04)	($0.03)
Assets	$5,236,527	$4,898,678	$4,572,683

Summary of Quarterly Results

	Dec. 31 2008	Sept. 30 2008	June 30 2008	March 31 2008	Dec. 31 2007	Sept. 30 2007	June 30 2007	March 31 2007
Revenue	2,243	$2,243	─	─	$ 2,264	$ 2,264	$ 2,264	$ 1,698
Loss before Other items	296,724	$181,565	$125,300	77,585	1,320,684	1,138,959	969,131	351,412
Net loss	296,724	$181,565	$125,300	77,585	2,217,003	2,035,278	1,863,186	351,412
Loss per share	$0.004	$0.002	$0.002	$ 0.001	$ 0.04	$ 0.03	$0.028	$0.007
Loss per share diluted	$0.004	$0.002	$0.002	$0.001	$0.04	$0.02	$0.02	$0.006

During the year ending December 31, 2008, the Company spent $365,131 in deferred costs as follows:
		Getty		Getty		Getty	Getty South		Getty	Total
		Northwest		Central		North	50% interest		Southwest	Exploration &
										Development
Assay	$		$		$		$548	$		$548
Pre-Feasibility study						134,090	132,056			266,146
Geology						11,221	31,244			42,465
Other		4,832		35		22,026	28,509		570	55,972
Total exploration &
development costs		$4,832		$35		$167,337	$192,357		$570	$365,131

During the year ending December 31, 2007, the Company spent $110,977 in deferred costs as follows:
		Getty		Getty	Getty	Getty South		Getty	Total
		Northwest		Central	North	50% interest		Southwest	Exploration &
									Development
Assay	$		$		$270	$50	$		$320
Pre-Feasibility study					29,859	29,859			59,718
Geology					36,542	50,552			87,094
Metallurgy					(75,503)	3,103			(72,400)
Other,		9,150		64	9,999	14,809		2,223	36,245
Total exploration &
development costs		$9,150		$64	$1,167	$98,373		$2,223	$110,977

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GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

DECEMBER 31, 2008

Liquidity

The Company has no mineral producing properties at this time and receives no revenues from production.  All of the Company’s properties are exploration projects, and there is no assurance that a commercially viable ore deposit exists in any such properties until further exploration work and a comprehensive evaluation based upon unit cost, grade, tonnage, recoveries, and other factors conclude economic feasibility.

As of February 28, 2009, 2,675,000 stock incentive options remain issued and 3,550,000 remain reserved for issuance under the Company’s stock option plan.

Financing Activities

On January 10, 2008, the Company completed a private placement for 10,000,000 common shares at $0.10 per share, for gross proceeds of $1,000,000.  Proceeds from the private placement will be used for continuing exploration on the Company’s mineral properties and for general working capital purposes.  All securities issued will be subject to a four-month hold period from the date of closing.

During the first week of July 2008, 3,253,630 warrants were exercised at $0.15 each for 3,253,630 common shares raising $488,044.50.  These warrants were from a June 2006 private placement, the balance of the warrants expired July 8, 2008.  As of February 28, 2009, 80,892,537 shares were outstanding.

As of February 28, 2009, if all the share purchase warrants and issued incentive stock options were exercised the number of shares outstanding would be 83,567,537.

Outlook

The Company continues its efforts to further develop its mineral properties.  Although it is uncertain whether the Company will determine that it has economically recoverable reserves and whether it will be able to obtain the necessary financing to complete the exploration and development of the mineral properties, the Company believes that it may be able to economically develop the mineral properties.  The ability to raise funds to develop its properties may be challenging in light of current metal prices and market conditions for financing junior exploration companies. However, Canadian generally accepted accounting principles require that development costs related to mineral properties be written down for impairment unless there is persuasive evidence that impairment has not occurred. During the year ending December 31, 2008, funding was available to continue the exploration of the mineral properties, so future exploration development costs will not be written off until such time as the Company determines if it has economical recoverable resources or until exploration and development ceases and/or the mineral claims are abandoned.

The Company advises that the previous litigation it was involved in no longer impacts the levels of performance or achievements.   The Company also appreciates that other potential indemnification claims may arise from ongoing litigation.

The Company’s management remains committed to the development of the Company’s Highland Valley mineral claims, subject to a positive feasibility study, production permitting and financing.

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GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

DECEMBER 31, 2008

Related Party Transactions

During the nine months ending December 31, 2008, Cinnamon Jang Willoughby, a professional accounting firm to which director and CFO Donald Willoughby is associated, billed the Company $17,976 (2007- $14,080) in accounting fees related to tax filings, quarterly report review and other professional accounting related matters, The Company reimbursed the professional accounting firm $Nil (2007– $55,418) for the director’s legal fees, time and disbursements for representing the Company in examinations of discovery and other matters related to law suits.    John Parks, Solicitor and former director and Corporate Secretary of the Company, billed the Company $Nil (2007- $105,000) for legal fees as general counsel.   For the year ending December 31, 2008, the Company paid $6,000 office rent to Deborah Resources Ltd. and $30,000 management fees to Freeway Properties Inc., and both companies are controlled by the Managing Director, John Lepinski.  The Company paid $32,380 (2007- $12,885) to Allihies Engineering Inc. for technical services, which is a company held by director and president Corby Anderson.

Outstanding share data

As of March 31, 2009, there were 80,892,537 common shares outstanding.

Changes in accounting policy

Accounting changes:

Effective October 1, 2007, the Company implemented the new CICA accounting section 1506 (Accounting Changes).  Under these new recommendations, voluntary changes in accounting policy are permitted only when they result in the financial statements providing reliable and more relevant information.  This section requires changes in accounting policy to be applied retrospectively unless doing so is impracticable, requires prior period errors to be corrected retrospectively and requires enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements.  These recommendations also require the disclosure of new primary sources of generally accepted accounting principles that have been issued but not yet effective.

The impact that the adoption of this section will have on the Company’s financial statements will depend on the nature of future accounting changes and the required additional disclosure on recent accounting pronouncements.

Financial instruments:

Effective October 1, 2007, the Company implemented the new CICA accounting sections: 3862 (Financial Instruments – Disclosure), 3863 (Financial Instruments – Presentation), which replaced section 3861 Financial Instruments – Disclosures and Presentation.

These new standards revise and enhance the disclosure requirements, and carry forward, substantially unchanged, the presentation requirements.  Sections 3862 and 3863 emphasize the significance of financial instruments for the entity’s financial position and performance, the nature and extent of the risks arising from financial instruments, how these risks are managed.  The Company has included these required disclosures in Note 4 to the financial statements.

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GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

DECEMBER 31, 2008

Capital disclosures:

Effective October 1, 2007, the Company implemented the new CICA accounting section 1535 (Capital Disclosures).  Section 1535 specifies the disclosure of (i) an entity’s objectives, policies, and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.  The Company has included these disclosures in note 8 to the financial statements.

Future accounting changes:

International Financial Reporting Standards (“AFRS”):

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP.  The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31,  2010.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Additional Disclosure

On April 25, 2006, the Company initiated a lawsuit in the Supreme Court of British Columbia against the law firm of Blake Cassels & Graydon LLP. The lawsuit claims inter alia, damages for breach of duty owed to the Company. As of March 31, 2009, this action remains unresolved.

On July 7, 2006, the Company was named in a lawsuit initiated in the Supreme Court of BC by a number of plaintiffs including Robert Gardner and Gordon Blankstein.  The action alleges, inter alia, that the business or affairs of the Company is oppressive or unfairly prejudicial to or has unfairly disregarded the interests of the plaintiffs and those similarly situated.  In May 2008, the Company and the Plaintiffs concluded a settlement of the action in which both the plaintiffs' claims and the defendants' counterclaim have been dismissed without costs to any party. No settlement payments were transferred or received by either party.  This settlement serves to vindicate the Company’s steadfast position that the allegations raised in these and previously settled proceedings against the Company and its directors were completely unfounded.

On July 19 2007, the Company announced the results of a NI 43-101 compliant technical report on the Getty South Deposit.

On August 23, 2007 the Company announced the results of a NI 43-101 compliant technical report of the Getty North Deposit.

On August 24, 2007 the Company announced it has commissioned a preliminary-feasibility engineering study from West Coast Environmental and Engineering on potential cathode copper production from the Getty North and Getty South oxide and sulphide copper resources.   The Company is awaiting a Preliminary Feasibility Study.

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GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

DECEMBER 31, 2008

On January 7, 2008 the Company announced that it received an updated resource calculation on the Getty North Deposit which reflects the current estimate of the molybdenum indicated resources contained in the oxide and sulphide portions of the Getty North Deposit.   On February 19, 2008 the Company received a NI 43-101 Technical Report which disclosed the current estimate of the molybdenum Indicated Resources contained within the Getty North Deposit.

Subsequent to year end the Company reached a settlement-in-principle with one of its directors to indemnify him for approximately 88% of his legal expenses incurred during  2004 to 2007 in the research and prosecution of legal actions directly related to lawsuits involving the Company. These lawsuits were in connection with a 2002 mineral property interest sale agreement and the actions of certain former directors in impugning the agreement. The settlement was premised on the fact that the director's legal actions were of benefit to the Company in the conduct of its own litigation in connection with the same matters. The settlement provides that the director will be entitled to receive $650,000 by way of a secured promissory note for $600,000 payable January 2, 2012 and bearing interest at 6% plus $50,000 cash upon execution of a definitive agreement. The note can be accelerated in the event the Company completes a major financing or in certain customary events of default. The definitive settlement agreement will be subject to TSX Venture Exchange approval in the ordinary course."

Summary and Outlook

The Company is a British Columbia company engaged in the business of mineral exploration in the Highland Valley of British Columbia. The Company does not have any properties that are in production or that contain a reserve.

Notwithstanding the distraction of the referred to litigation, the Company’s main focus is to concentrate on the Getty North and Getty South deposits.

Additional Information

Additional information relating to the company, its activities and operations is available on SEDAR at www.sedar.com.

8 | Page

Form 52-109FV1

Certification of annual filings - venture issuer basic certificate

I, Dr. Corby G. Anderson, QP CEng FIChemE Chief Executive Officer of Getty copper Inc., certify the following:

1.

Review: I have reviewed the AIF, if any, annual financial statements and annual MD&A, including, for greater certainty, all documents and information that are incorporated by reference in the AIF (together, the “annual filings”) of Getty Copper Inc. (the “issuer”) for the financial year ended December 31, 2008.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

Date: April 30, 2009

“Corby G. Anderson”__

Corby G. Anderson, QP CEng FIChemE

Chief Executive Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)

controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)

a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.  Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Form 52-109FV1

Certification of annual filings - venture issuer basic certificate

I, Donald R. Willoughby, CA Chief Financial Officer of Getty copper Inc., certify the following:

1.

Review: I have reviewed the AIF, if any, annual financial statements and annual MD&A, including, for greater certainty, all documents and information that are incorporated by reference in the AIF (together, the “annual filings”) of Getty Copper Inc. (the “issuer”) for the financial year ended December 31, 2008.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

Date: April 30, 2009

“Donald Willoughby”__

Donald R. Willoughby, CA

Chief Financial Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)

controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)

a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.  Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.